UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Transcept Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89354 M 10 6

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons InterWest Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,367 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 512,367 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2014.

2.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons InterWest Management Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,367 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 512,367 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

3.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Cleveland owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

4.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Gianos owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

5.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Holmes owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

6.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kjellson owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

7.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kliman owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

8.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Nasr owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

9.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Oronsky owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

10.

CUSIP No. 89354 M 10 6	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,367 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,367 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,367 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Pepper owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

11.

Explanatory Note

This Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2011 (the “Original Schedule 13D”), and as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 14, 2014, and relates to shares of common stock, par value $0.001 per share (“Common Stock”) of Transcept Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the completion of the merger (the “Merger”) with Paratek Pharmaceuticals, Inc (“Paratek”). As a result of the closing of the Merger, the number of securities beneficially owned by certain Reporting Persons has decreased.

Items 2, 4, 5 and 6 of the Original Schedule 13D are hereby amended and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

In connection with the Merger, certain options held by a former Venture Member of IMP IX over which IMP IX previously exercised dispositive power have been cancelled and are no longer reported herein.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in full as follows:

a)	The persons and entities filing this statement are InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest IX is a California limited partnership and IMP IX is a California limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On October 30, 2014, in connection with, and immediately prior to, the completion of the Merger, the Company filed the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. As a result of the Reverse Stock Split, the number of issued and outstanding shares of the Company’s common stock immediately prior to the Reverse Stock Split were reduced into a smaller number of shares, such that every 12 shares of the Company’s common stock held by a stockholder immediately prior to the Reverse Stock Split were combined and reclassified into one share of the Company’s common stock.

12.

Also on October 30, 2014, in connection with, and immediately following, the Merger, the Company filed an amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to change the Company’s name from “Transcept Pharmaceuticals, Inc.” to “Paratek Pharmaceuticals, Inc.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in full as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest IX	512,367	512,367	0	512,367	0	512,367	3.6%
IMP IX (2)	0	512,367	0	512,367	0	512,367	3.6%
Cleveland (2)	0	0	512,367	0	512,367	512,367	3.6%
Gianos (2)	0	0	512,367	0	512,367	512,367	3.6%
Holmes (2)	0	0	512,367	0	512,367	512,367	3.6%
Kjellson (2)	0	0	512,367	0	512,367	512,367	3.6%
Kliman (2)	0	0	512,367	0	512,367	512,367	3.6%
Nasr (2)	0	0	512,367	0	512,367	512,367	3.6%
Oronsky (2)	0	0	512,367	0	512,367	512,367	3.6%
Pepper (2)	0	0	512,367	0	512,367	512,367	3.6%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. IMP IX, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage is calculated based on 14,417,936 shares of the Common Stock outstanding as of October 30, 2014, as disclosed in the Issuer’s Form 8-K filed with the Commission on October 31, 2014.

Item 5(c).	Not applicable.

Item 5(d).	Not applicable.

Item 5(e).	As of October 30, 2014, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

14.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 4, 2014

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

15.

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

16.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

17.